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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
	(in thousands, except ratios)
Pre-tax income (loss)—continuing operations	$194	$(30,080)	$(16,675)	$56,569	$(5,781)

Fixed charges
Interest expense	$4,748	$6,229	$6,496	$6,238	$2,267
Amortization of debt costs	2,791	1,752	1,423	1,162	123
Imputed interest on rent expense	2,009	2,009	1,884	1,626	1,788

Total fixed charges	$9,548	$9,990	$9,803	$9,026	$4,178

Computation
Total earnings and fixed charges	$9,742	$(20,090)	$(6,872)	$65,595	$(1,603)

Ratio of earnings to fixed charges(1)	1.02	—	—	7.27	—

(1)
In 2014, 2013 and 2011, we incurred losses from continuing operations. As a result, our earnings were insufficient to cover our fixed charges by approximately $30 million, $17 million and $6 million in 2014, 2013 and 2011, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES